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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
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                                SCHEDULE 14D-1
                               (Final Amendment)


           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                             BURLINGTON RESOURCES
                          COAL SEAM GAS ROYALTY TRUST
                           (Name of Subject Company)


                         DEVON ACQUISITION CORPORATION
                          DEVON ENERGY CORPORATION
                                   (Bidders)


                         UNITS OF BENEFICIAL INTEREST
                        (Title of Class of Securities)

                                  122016 10 8
                     (CUSIP Number of Class of Securities)

                                MARIAN J. MOON
                           DEVON ENERGY CORPORATION
                         20 NORTH BROADWAY, SUITE 1500
                         OKLAHOMA CITY, OK  73102-8260
                                 (405) 235-3611

        (Name, Addresses and Telephone Numbers of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                With a Copy To:
                            C. KEVIN BARNETTE, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                             WASHINGTON, DC  20005
                                 (202) 371-7000
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     This Final Amendment amends the Tender Offer Statement on Schedule
14D-1 relating to the tender offer by Devon Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Devon Energy Corporation, an Oklahoma corporation, to purchase any and all Units of Beneficial Interest (the "Units") of Burlington Resources Coal Seam Gas Royalty Trust, at a price of $8.75 per Unit, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 1998 (the "Offer to Purchase"), and in the Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used but not defined herein have the respective meanings given to such terms in the Offer to Purchase.


Item 6.  Interest in Securities of the Subject Company

     Item 6 is hereby amended and supplemented by the following:

     The Offer expired at 12:00 midnight, New York City time, on March 13, 1998. Pursuant to the terms of the Offer, Purchaser has accepted for payment 356,228 Units (including 9,000 Units that had been tendered pursuant to notices of guaranteed delivery). A copy of the press release issued by Purchaser relating to the foregoing is attached as Exhibit (a)
(11) hereto and incorporated herein by reference.


Item 11.  Material to be Filed as Exhibits.

Exhibit
  No.                    Description
-------                  -----------

(a)(11)                  Press Release issued March 16, 1998



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                                   SIGNATURE


     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                              Date:  March 16, 1998

                              DEVON ACQUISITION CORPORATION



                              By:  /s/ H. Allen Turner
                                   -------------------------
                                   Name: H. Allen Turner
                                   Title: Vice President



                              DEVON ENERGY CORPORATION



                              By:  /s/ H. Allen Turner
                                   --------------------------
                                   Name: H. Allen Turner
                                   Title: Vice President


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                                 Exhibit Index
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                                             Sequentially
Exhibit             Description              Numbered Page
-------             -----------              -------------

(a)(11)             Press release issued
                    March 16, 1998



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                                                        Exhibit (a)(11)


                      [Devon Energy Corporation Letterhead]


                                 News Release


FOR IMMEDIATE RELEASE

Contact:  Vince White
          Director of Investor Relations
          (405) 552-4505

     Devon Energy Corporation Announces Expiration of Cash Tender Offer for Units of Beneficial Interest of Burlington Resources Coal Seam Gas Royalty Trust

OKLAHOMA CITY, OKLAHOMA, March 16, 1998 Devon Acquisition Corporation ("Devon") announced today that its cash tender offer (the "Offer") expired in accordance with its terms at 12:00 midnight New York City time on March 13, 1998. The Offer was $8.75 per unit for any and all of the 8.8 million outstanding units of beneficial interest ("Units") of Burlington Resources Coal Seam Gas Royalty Trust.

356,228 Units (including 9,000 Units subject to notice of guaranteed delivery) were tendered pursuant to the Offer. Devon is pleased to announce that it has accepted for payment all Units that were validly tendered pursuant to the Offer. Devon will pay the Depositary, Harris Trust Company of New York, for all such Units. The Depositary will then promptly transmit individual payments to the tendering Unit holders.

Subject to market conditions, developments in the oil and gas industry and other factors, Devon may purchase additional Units, either in open market or privately negotiated transactions, for investment purposes. Conversely, Devon may decide to dispose of some or all of its Units.

Devon is a wholly-owned subsidiary of Devon Energy Corporation, an independent energy company engaged in oil and gas property acquisition, exploration and production. It is one of the top 20 public independent oil and gas companies in the United States, as measured by oil and gas reserves. Devon Energy Corporation's common shares trade on the American Stock Exchange under the symbol DVN.


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